

April 26, 2011

Gerald J. Reihsen, III
Executive Vice President
Behringer Harvard Multifamily REIT I, Inc.
15601 Dallas Parkway, Suite 600
Addison, Texas 75001

> **Re:** **Behringer Harvard Multifamily REIT I, Inc.**
> **Post-Effective Amendment No. 11 to Form S-11**
> **Filed April 18, 2011**
> **File No. 333-148414**
>
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 25, 2011**
> **File No. 000-53195**

Dear Mr. Reihsen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Supplement No. 14 dated April 18, 2011

Funds from Operations and Modified Funds from Operations, page 13

1.   Please revise this section to more clearly explain how MFFO is useful to an investor. To the extent you believe that MFFO is a useful measure for potential investors to evaluate historical performance during the offering stage, please provide more detailed disclosure on why, particularly given that the measure may exclude significant acquisition costs and impairments, both of which may have reduced the value of the shares offered, and both of

which relate to key aspects of your buy and hold strategy. Please also specify in detail the limitations for an investor of using MFFO as a historical performance measure. Alternatively, if you believe that MFFO may be a useful for an investor assessing the sustainability of current operating performance in the future, after the offering stage, please provide more detailed disclosure on the limits of this usefulness. To the extent you include disclosure on the usefulness of the measure to management, please clearly separate this discussion from the discussion of the usefulness to investors. Please note that this comment also applies to disclosure regarding MFFO in your future Exchange Act periodic reports.

2.   Refer to your reconciliation table on page 16. We note that you reconcile MFFO from GAAP net loss through NAREIT FFO, and then provide MFFO per share. Please accompany MFFO per share disclosure with FFO per share and net loss per share disclosure. Please make equivalent changes to your future Exchange Act periodic reports.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3852 with any other questions.

                                   Sincerely,

                                   Michael McTiernan
                                   Assistant Director

cc: Robert H. Bergdolt, Esq.
    Christopher R. Stambaugh, Esw.
    DLA Piper LLP (USA)
    Via facsimile (919) 786-2200